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                                                                   NEWS RELEASE

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                                                    Contact: Kenneth R. Woodcock

                                                                  (703) 522-1315


FOR IMMEDIATE RELEASE


                      AES INCREASES PRICE IN GENER OFFERS
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ARLINGTON, VA, DECEMBER 12, 2000 -- The AES Corporation (NYSE: AES) announced today that as a result of negotiations with Provida, Habitat, Bansander and Cuprum, AES had determined to make certain amendments to its offers for Gener American Depositary Shares and Gener Shares. AES is increasing the price in its offer to exchange all American Depositary Shares of Gener S.A. for AES common stock to a value of US $16.50 per ADS. AES is also making a corresponding increase in the price pursuant to its offer to purchase in Chile 3,466,600,000 shares of Gener common stock to the Chilean peso equivalent price of $0.242647059. AES also announced that it was modifying the AES share price condition of its offers. The offers will now be subject to the condition that the average of the high and low selling prices of AES shares, as reported on the New York Stock Exchange Composite Transaction Tape, for the ten New York Stock Exchange trading days ending on the second New York Stock Exchange trading day immediately prior to the date on which the exchange offer expires, not be less than $45.


AES also stated that in the event it acquires control of Gener, Gener will propose an amendment to the terms of Gener's 6% senior convertible notes due 2005, relating to adjustments of the conversion price in the event of certain distributions of dividends to provide that the conversion price of the notes will be subject to adjustment upon the terms set forth in such notes in the event of a distribution of dividends from accumulated profits and capital reserves as of September 30, 2000. The Gener convertible notes currently require such adjustments only in the event of the distribution of dividends corresponding to fiscal years prior to 1998.


The expiration date of the U.S. exchange offer has been extended so that the U.S. exchange offer is now scheduled to expire on Tuesday, December 26, 2000 at 12:00 midnight. Except as modified by these changes, the terms and conditions of the exchange offer and the Chilean offer remain in effect and unmodified. As of the close of business on December 11, 2000, 8,485,568 ADSs had been tendered and not withdrawn pursuant to the exchange offer.


AES is a leading global power company comprised of competitive generation, distribution and retail supply businesses in Argentina, Australia, Bangladesh, Brazil, Canada, China, Colombia, Dominican Republic, El Salvador, Georgia, Hungary, India, Kazakhstan, the Netherlands, Mexico, Pakistan, Panama, Sri Lanka, the United Kingdom, the United States and Venezuela.


The company's generating assets include interests in one hundred and thirty nine facilities totaling over 49 gigawatts of capacity. AES's electricity distribution network has over 920,000 km of conductor and associated rights of way and sells over 126,000 gigawatt hours per year to over 17 million end-use customers. In addition, through its various retail electricity supply businesses, the company sells electricity to over 154,000 end-use customers.


AES is dedicated to providing electricity worldwide in a socially responsible way.


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For more general information visit our web site www.aesc.com or contact investor relations at investing@aesc.com. The list aes-pr-announce is an automated mailing list and can be found on the investing page of our web site.
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release.
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  The AES Corporation  o  1001 North 19th Street  o  Arlington, Virginia 22209